News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	August 8, 2022

Seabridge Gold Files KSM Technical Report

Report Contains PFS with 33-Year Open Pit Mine Plan and

A 39-Year PEA Capturing Higher Grade Copper Deposits Not Included in PFS

Toronto, Canada - Seabridge Gold announced today that it has filed a National Instrument 43-101 technical report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada entitled "KSM Prefeasibility Study and Preliminary Economic Assessment,  NI 43-101 Technical Report" with an effective date of August 5, 2022 (the "Technical Report").

Chairman and CEO Rudi Fronk commented that "for the first time we have provided a complete picture of KSM's potential for multi-generational gold, copper, silver and molybdenum production. This Technical Report enables potential partners to evaluate all the major opportunities and challenges of the project as defined by industry-leading consultants in their respective fields of expertise. The PFS lays out a development option which is simplified and limited to open pit production with a rapid payback thanks in part to a very low strip ratio for such a large mine. Average annual gold production is estimated at more than 1 million ounces per year. The PEA defines a robust copper-rich opportunity from block caving. Both have excellent economics at current metal prices and share innovative environmental enhancements including substantial electrification."

2022 PFS Highlights

The 2022 Preliminary Feasibility Study ("2022 PFS") shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only.  The primary reasons for the improvements in the plan compared to the 2016 study arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput.  The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by partial electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

The 2022 PFS has redesigned KSM for an inflationary environment and includes capital and energy efficiency. The mine plan was simplified to bring total capital down below the 2016 estimates despite inflation by eliminating sustaining capital associated with block cave development. Important steps were also taken to make the project less dependent on oil, especially diesel fuel, which is an inflationary hot spot and likely to remain so. We have done this by maximizing the use of low cost, green hydroelectric energy.

Highlights of the 2022 PFS include:

  Proven and Probable Mineral Reserves of 47.3 million ounces of Gold, 7.3 billion pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum
  Average annual metal production over the 33 year mine life of 1.03 million ounces of gold, 178 million pounds of copper, 3.0 million ounces of silver and 4.2 million pounds of molybdenum
  Base case operating costs estimated at US$275 per ounce of gold produced after copper, silver and molybdenum credits
  Base case total cost (Including initial and sustaining capital, reclamation and closure costs) estimated at US$601 per ounce of gold produced after copper, silver and molybdenum credits
  After-Tax NPV(5%) estimated at US$7.9B, after tax IRR at 16.1% and after tax payback of 3.7 Years

The 2022 PFS envisages an open pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill is increased from an initial 130,000 tonnes per day ("tpd") to 195,000 tpd in Year 3. Over the entire 33-year mine life, ore will be fed to a flotation and gold extraction mill.  The flotation plant will produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré will be produced at the KSM processing facility. Base case metal prices used in the 2022 PFS were US$1,742 per ounce of gold, US$3.53 per pound of copper, US$21.90 per ounce of silver and US$18.00 per pound of molybdenum.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

For further details on the 2022 PFS please see here.

2022 PEA Highlights

The 2022 Preliminary Economic Assessment ("2022 PEA") is a stand-alone mine plan that has been undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 33-year 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 tonnes per day, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output.

Highlights of the 2022 PEA using the same base case metal prices as the 2022 PFS include:

  Based entirely on KSM's Kerr and Iron Cap deposits that are not included in the 2022 PFS
  39-year mill feed of 1.7 billion tonnes containing 16 billion pounds of Copper, 23.2 million ounces of gold and 122 million ounces of silver
  Average annual production over the 39-year mine life of 368,000 ounces of gold, 366 million pounds of copper, 1.8 million ounces of silver and 0.4 million pounds of molybdenum
  Base case operating costs estimated at US$0.38 per pound of copper produced after gold, silver and molybdenum credits
  Base case total cost (including all capital) estimated at US$1.44 per pound of copper produced after gold, silver and molybdenum credits
  After tax NPV5% estimated at US$5.8 billion, after tax IRR at 18.9%, and after-tax payback at 6.2 Years

The 2022 PEA envisages an underground focused mine plan starting with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave would commence after the production ramp-up period of Iron Cap is completed. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12. Over the entire 39-year mine life, mill feed will be delivered to a conventional flotation concentrator.  The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

For further details on the 2022 PEA please see here.

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

National Instrument 43-101 Disclosure

The new Technical Report incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The authors of the Technical Report are listed below along with the names of their employers:

  Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)
  Wood, under the direction of Henry Kim P.Geo. (Mineral Resources)

  Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)
  W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)
  ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)
  Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)
  BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng. (rock mechanics, geohazards and mining pit slopes)
  WSP Golder, under the Direction of Ross Hammett P.Eng (Block Cave mining)

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All mineral reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers.  Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs and timing of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, the duration of payback periods, constructing the facilities for the potential mine extension and bringing the additional mine areas into production, of operating such mine extension, of sustaining capital and the duration of capital payback periods; (iii) the estimated amount of future production, both material processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from mining operations; (v) estimates of block cave ramp-up, production and ramp-down rates; and (vi) the assumptions on which the various estimates are made are reasonable. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed construction and operations timelines; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com